

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4720

June 23, 2016

<u>VIA E-mail</u>
Dr. Leonard S. Schleifer, M.D., Ph.D.
President and Chief Executive Officer
Regeneron Pharmaceuticals, Inc.
777 Old Saw Mill River Road,
Tarrytown, New York 10591

> **Re: Regeneron Pharmaceuticals, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 11, 2016**
> **Form 8-K dated February 9, 2016**
> **Filed February 9, 2016**
> **File No. 000-19034**

Dear Dr. Schleifer:

We have reviewed your May 23, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 2, 2016 letter.

<u>Form 10-K for the Year Ended December 31, 2015</u>
<u>Notes to Consolidated Financial Statements</u>
<u>3. Collaboration Agreements</u>
<u>a. Sanofi</u>
<u>Immuno-Oncology, page F-16</u>

1.   Please refer to your response to our prior comment 3. Address each of the following in order to further support a conclusion that the IO Collaboration and the amended Antibody Collaboration are not in substance one new arrangement:
   - You indicate that:

- o the reductions in funding pursuant to the amended Antibody Discovery Agreement from $160 million in each of 2015, 2016, and 2017 to $145 million, $130 million, and $130 million, respectively, were not considered to be a significant modification relative to Sanofi's overall funding obligations under the Antibody Discovery Agreement;
- o the $75 million of aggregate funding from the Antibody Collaboration used to reimburse the Company for a portion of its IO Discovery program costs is not material to the total anticipated funding under the IO Collaboration; and
- o although IO product candidates and products will no longer be within the scope of the Antibody Collaboration, the broad deliverables under the agreements governing the Antibody Collaboration have not changed - i.e., the Company will still be identifying and developing targets, providing research and development and manufacturing services, etc., as originally required.

  Explain to us why each of the above bullets is a factor in concluding that the IO Collaboration and the amended Antibody Collaboration should not be accounted for together.

- You also indicate as a factor for not concluding that the IO Collaboration and the amended Antibody Collaboration should not be accounted for together that there were no discounts provided to Sanofi in the new IO Collaboration agreements. Since the IO Collaboration was negotiated when you already had a significant contract with Sanofi (i.e. the Antibody Collaboration) and at the same time as the amended Antibody Collaboration, provide us support for your assertion that no discounts were provided.

- Demonstrate to us that the different elements within the IO Collaboration are not closely interrelated or interdependent in terms of design, technology, or function to elements in the amended Antibody Collaboration, and vice versa. Address as part of your response to this bullet that IO product candidates have been moved from the Antibody Collaboration to the IO Collaboration.

- Demonstrate to us that one or more elements in the amended Antibody Collaboration are not essential to the functionality of any elements in the IO Collaboration, and vice versa.

Form 8-K filed February 9, 2016
Exhibit 99.1
Table 3

2. Please refer to your response to our prior comment 5. Since you assert that your non-GAAP net income and non-GAAP net income per share are measures of operating performance, we do not believe it is appropriate to adjust GAAP taxes to show taxes paid in cash and is inconsistent with question 102.11 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

Dr. Leonard S. Schleifer
Regeneron Pharmaceuticals, Inc.
June 23, 2016
Page 3

You may contact Bonnie Baynes, Staff Accountant, at (202) 551-4924 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance